FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from March 1, 2019 to March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 10, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from March 1, 2019 to March 31, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on April 10, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of March 31, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		100,000,000	51,702,988,850

Progress of share repurchase (%)	100.0		73.9

2.	Status of disposition

as of March 31, 2019

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) March 5	78	34,312
Subtotal	—	78	34,312
Other (exercise of stock acquisition rights)	(Date) March 1 March 4 March 5 March 6 March 7 March 8 March 11 March 12 March 13 March 14 March 15 March 18 March 19 March 20 March 22 March 25 March 26	19,700 5,000 110,600 42,900 9,400 58,300 62,700 57,400 47,500 142,400 5,600 10,700 47,200 178,800 55,300 154,500 4,500	19,700 1,490,000 110,600 933,900 9,400 58,300 2,141,700 57,400 47,500 142,400 5,600 10,700 47,200 178,800 55,300 154,500 598,500
Subtotal	—	1,012,500	6,061,500
Total	—	1,012,578	6,095,812

3.	Status of shares held in treasury

as of March 31, 2019
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	182,411,802